Exhibit (m)

AMENDED AND RESTATED PLAN OF DISTRIBUTION PURSUANT TO RULE 12b-1

CLASS A SHARES

OCTOBER 1, 2021

WHEREAS, The Merger Fund® (the “Fund”), engages in business as an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the “Act”);

WHEREAS, the Fund previously adopted a Plan of Distribution pursuant to Rule 12b-1 under the Act dated January 13, 1989 (the “Original Plan”), an Amended and Restated Plan of Distribution Pursuant to Rule 12b-1 dated July 1, 1993, a Plan of Distribution Pursuant to Rule 12b-1 dated July 14, 1998, an Amended and Restated Plan of Distribution Pursuant to Rule 12b-1 dated July 19, 2005, an Amended and Restated Plan of Distribution Pursuant to Rule 12b-1 dated February 21, 2012, an Amended and Restated Plan of Distribution Pursuant to Rule 12b-1 dated July 30, 2013, and an Amended and Restated Plan of Distribution Pursuant to Rule 12b-1 dated January 16, 2021 (collectively with the Original Plan, the “Former Plans”), the Trustees of the Fund having determined that there was a reasonable likelihood that the Former Plans would benefit the Fund and its shareholders; and

WHEREAS, the Fund (i) has appointed VP Distributors, LLC (the “Distributor”) as its principal underwriter and a distributor of its shares of beneficial interest; (ii) may itself act as a distributor of its shares and (iii) may enter into contracts for distribution and/or shareholder-related services with brokers or dealers who are members of the Financial Industry Regulatory Authority (“Dealers”) and with other qualified financial institutions (the “Service Providers”); it being understood that to the extent any activity financed hereunder is one in which the Fund may finance without a Rule 12b-1 plan, the Fund may also make payments to finance such activity outside such a plan and not subject to its limitations;

WHEREAS, the Fund wishes to adopt certain amendments to the Former Plans pursuant to Rule 12b-1 under the Act to permit the Fund to pay costs and expenses associated with activities primarily intended to result in the sale of the Fund’s Class A shares and/or to reimburse other persons for expenses they incur in respect of activities primarily intended to result in the sale of the Fund’s Class A shares; and

WHEREAS, the Fund intends to offer multiple classes of shares and wishes to clarify that this Amended and Restated Plan relates to the Fund’s original class of shares, which has been designated “Class A” shares (previously known as “Investor Class” shares).

NOW, THEREFORE, the Fund hereby adopts this Amended and Restated Plan (the “Plan”) in accordance with Rule 12b-1 under the Act on the following terms and conditions:

1.       The Fund may pay to the Distributor, any Dealer or any Service Provider compensation for various distribution and/or shareholder-related services in connection with the Fund’s Class A shares held or purchased by their respective customers or in connection with the purchase of Class A shares attributable to their efforts. The Fund may also pay expenses it directly incurs, or reimburse others for expenses they incur on its behalf, for activities primarily intended to result in the sale of Class A shares issued by the Fund, including, but not necessarily limited to, advertising and marketing the Fund’s Class A shares. The amount of such compensation in the aggregate shall not exceed 0.25% annually of the average daily net assets of the Fund attributable to the Fund’s Class A shares and shall be paid at such intervals as the Trustees may determine.

2.       The amount set forth in Section 1 may be paid as a service fee to any Distributor, Dealer or Service Provider so long as the Fund’s records adequately detail that such amount was paid for personal service and/or the maintenance of shareholder accounts. Payments under the Amended and Restated Plan may include, but are not necessarily limited to, amounts payable for: sales and marketing expenses related to distribution of the Fund’s Class A shares; servicing shareholder accounts by processing new account applications and performing other shareholder liaison functions; preparing and transmitting records of transactions by customers to the Fund’s transfer agent; serving as a source of information to the Fund’s shareholders; and preparing, printing and distributing prospectuses, statements of additional information and account applications to those persons not already shareholders of the Fund. The Fund may be paid hereunder for its expenses of distributing its shares, including, but not necessarily limited to, the cost of preparing, printing and distributing prospectuses, statements of additional information and account applications to prospective investors.

3.       This Amended and Restated Plan shall not take effect until it has been approved by votes of a majority of both (a) the Trustees of the Fund and (b) those Trustees of the Fund who are not “interested persons” of the Fund (as defined in the Act) and have no direct or indirect financial interest in the operation of the Plan or any agreements related to it (the “Rule 12b-1 Trustees”) cast in person (or otherwise, as consistent with applicable laws, regulations and related guidance and relief) at a meeting (or meetings) called for the purpose of voting on the Amended and Restated Plan and any such related agreements.

4.       The Amended and Restated Plan shall remain in effect so long as such continuance is specifically approved at least annually in the manner provided for approval in Section 3 above.

5.       The Fund shall provide to the Trustees and the Trustees shall review, at least quarterly, a written report of expenses hereunder and the purposes for which such expenses were incurred.

6.        This Amended and Restated Plan may be terminated as to the Fund at any time by vote of a majority of the Rule 12b-1 Trustees, or by vote of holders of a majority of the Fund’s outstanding Class A shares.

7.        The Amended and Restated Plan may not be amended to increase materially the amount of expenses payable pursuant to Section 1 hereof unless such amendment is approved by shareholder vote in the manner provided in the Act, and no material amendment to the Amended and Restated Plan shall be made unless approved in the manner provided in Section 3 hereof.

8.       While the Amended and Restated Plan is in effect, the selection and nomination of Trustees who are not interested persons (as defined in the Act) of the Fund shall be committed to the discretion of the Trustees who are not such interested persons.

9.       The Fund shall preserve copies of the Amended and Restated Plan and any related agreements and all reports made pursuant to Section 5 hereof, for a period of not less than six years from the date of the Amended and Restated Plan, any such agreement or any such report, as the case may be, the first two years in an easily accessible place.